[Letterhead of CBS Outdoor Americas Inc.]

March 25, 2014

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Outdoor Americas Inc.

Registration Statement on Form S-11

File No. 333-189643

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CBS Outdoor Americas Inc. (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-11 (File No. 333-189643) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m., New York City time, on March 27, 2014 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby authorizes David E. Shapiro and Sebastian L. Fain of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Shapiro at (212) 403-1314 or Mr. Fain at (212) 403-1135 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

*        *        *

Sincerely,

CBS Outdoor Americas Inc.

By:	/s/ Joseph R. Ianniello
Name:	Joseph R. Ianniello
Title:	President, Treasurer and Secretary

cc:	Wachtell, Lipton, Rosen & Katz

David E. Shapiro

Sebastian L. Fain

2

March 25, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Tom Kluck, Legal Branch Chief

Re:	CBS Outdoor Americas Inc.

Registration Statement on Form S-11

Registration No. 333-189643

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 17, 2014 and the date hereof, 8,800 copies of the Preliminary Prospectus dated March 17, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers.

The undersigned, as representatives of the several underwriters, have and will, and each participating underwriter has advised that it will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. New York City time on March 27, 2014 or as soon thereafter as practicable.

[Signature pages follow]

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MORGAN STANLEY & CO. LLC

As Representatives of the

Prospective Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ David McDonald
Name:	David McDonald
Title:	Managing Director

[Signature Page to Acceleration Request]

By:	J.P. Morgan Securities LLC

By:	/s/ David Granville-Smith
Name:	David Granville-Smith
Title:	Managing Director

[Signature Page to Acceleration Request]

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

[Signature Page to Acceleration Request]

By:	Morgan Stanley & Co. LLC

By:	/s/ John Tyree
Name:	John Tyree
Title:	Managing Director

[Signature Page to Acceleration Request]